Exhibit 99.3

TITLE 6

Commerce and Trade

SUBTITLE II

Other Laws Relating to Commerce and Trade

CHAPTER 17. LIMITED PARTNERSHIPS

Subchapter I. General Provisions

§ 17-108. Indemnification.

Subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. (65 Del. Laws, c. 188, § 1.)